PROSPECTUS

CLINICAL DATA, INC.

2,672,500 Shares of Common Stock

We are registering 2,672,500 shares of our common stock for resale by the selling stockholders listed on page 12, including 2,026,650 shares of our common stock issued upon conversion of 202,665 shares of our Series A Preferred Stock, 445,850 shares of our common stock issuable upon conversion of 44,585 shares of our Series A Preferred Stock, and 200,000 shares of our common stock held by an officer and director of our company.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol "CLDA." The last sale price of our common stock on January 12, 2004, as reported by Nasdaq, was $10.20 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2 to read about the factors you should consider before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 13, 2004.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS	2
RISK FACTORS	2
AVAILABILITY OF ADDITIONAL INFORMATION	10
USE OF PROCEEDS	12
SELLING STOCKHOLDERS	12
PLAN OF DISTRIBUTION	14
LEGAL MATTERS	15
EXPERTS	16

PROSPECTUS SUMMARY

About Clinical Data, Inc.

Clinical Data, Inc. is a multinational corporation that, through its subsidiaries Clinical Data Sales & Service, Inc., Landmark Scientific, Inc., Vital Scientific NV, NovaChem NV and Vital Diagnostics Pty. Ltd., focuses on the needs of physician office and smaller clinical laboratories, and provides a complete range of products and consulting services to the growing physician office laboratory market, including blood chemistry instrumentation and diagnostic assays to clinics and small hospitals throughout the world. We recently changed our name to Clinical Data, Inc. from Novitron International, Inc. to better express the strategic focus of our business.

Several recent transactions have increased the breadth of our product and service offerings. On April 29, 2003, we acquired Landmark Scientific, Inc., a Delaware corporation ("Landmark"), by means of a merger (the "Landmark Merger") of Landmark with and into Spectran Holdings, Inc., a Delaware corporation and our wholly owned subsidiary ("Spectran"). Spectran, which was the surviving corporation in the Landmark Merger and subsequently changed its name to Landmark Scientific, Inc., continues to develop, manufacture, market and distribute laboratory instrumentation, reagents and supplies. On April 29, 2003, we also acquired Group Practice Services Incorporated, a Delaware corporation that provides physician office laboratory management consulting services ("GPSI"), by means of a merger (the "GPSI Merger") of GPSI with and into Clinical Data Sales & Service, Inc., a Delaware corporation and our wholly owned subsidiary ("CDSI"). CDSI was the surviving corporation in the GPSI Merger. Also on April 29, 2003, and in connection with the Landmark Merger and the GPSI Merger, CDSI purchased substantially all of the assets and assumed certain of the liabilities of Elan Diagnostics, Inc., a Delaware corporation and wholly-owned subsidiary of Elan Pharmaceuticals, Inc. ("Elan Diagnostics"). We have continued to use the assets we acquired from Elan Diagnostics to manufacture and market private-labeled blood chemistry instruments and reagent assays to clinical, small hospital and physician office laboratories.

Our principal offices are located at One Gateway Center, Suite 411, Newton, Massachusetts 02458 and our telephone number is (617) 527-9933.

About This Prospectus

As a result of the acquisition of Landmark and GPSI, we issued an aggregate of 247,250 shares of our Series A Preferred Stock. The terms of our Series A Preferred Stock provide that each share of our Series A Preferred Stock automatically converts into 10 shares of our common stock on the date that the Registration Statement which incorporates this prospectus becomes effective, or upon the voluntary election of the holders of Series A Preferred Stock following the approval by our stockholders of the issuance of shares of our common stock issuable upon conversion of our Series A Preferred Stock. Such stockholder approval was obtained at our Special Meeting in Lieu of Annual Meeting held on September 25, 2003. We are therefore registering 2,472,500 shares of our common stock for resale by the current holders and former holders of our Series A Preferred Stock, including 2,026,650 shares of our common stock already issued upon the conversion of 202,650 shares of our Series A Preferred Stock. In addition, we are registering an additional 200,000 shares of our common stock held by Israel M. Stein, M.D., our Chairman, President and Chief Executive Officer. Our company will receive no proceeds from this offering. The selling stockholders and the specific number of shares that they each may resell through this prospectus are listed on pages 12-13. This registration for resale does not mean that any of the shares will be sold by any of the selling stockholders.

This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

Information on Outstanding Shares.

The number of shares of our common stock outstanding before and after the offering are set forth below:

Common stock outstanding before the offering................	4,348,404 shares of Common Stock
Common stock to be outstanding after the offering...........	4,348,404 shares of Common Stock

The number of shares set forth above for the shares of common stock outstanding before the offering is the number of shares outstanding on the date that the Registration Statement incorporating this prospectus was declared effective. The number of shares set forth above for the shares of common stock outstanding after the offering assumes the conversion and sale of all 2,672,500 shares that may be resold pursuant to this prospectus.

The number of shares set forth above for the shares of common stock outstanding before and after the offering do not include 146,350 shares of common stock that, as of the date of this prospectus, are issuable upon the exercise of outstanding options. These options are exercisable at prices ranging from $0.50 to $5.28 per share, with a weighted average exercise price of $2.71 per share.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based largely on current expectations and projections about future events affecting our business. The words "will," "expects," "believes," "anticipates," "seeks," "could" and "should" and similar words are intended to identify forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that any forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements in this prospectus are subject to risks, uncertainties and assumptions including, among other things:

  general economic and business conditions, both nationally and internationally and in Clinical Data’s markets;
  the impact of technological developments and competition;
  our expectations and estimates concerning future financial performance, financing plans and the impact of competition;
  our ability to successfully integrate the businesses of Landmark, GPSI and the purchased assets of Elan Diagnostics into Clinical Data’s business;
  the impact of current, pending or future legislation and regulation, and the risk factors described in this prospectus on pages 2-10.

As a result, you should not place undue reliance on these forward-looking statements.

RISK FACTORS

RISK FACTORS RELATING TO CLINICAL DATA’S COMMON STOCK

Ownership of Clinical Data is concentrated among a small number of stockholders.

Ownership of our company is concentrated among a small number of stockholders, including Randal J. Kirk, Mr. Kirk’s affiliates and Israel M. Stein, M.D. Mr. Kirk’s affiliates include the following entities that are deemed to be under Mr. Kirk’s control: Kirkfield, L.L.C.; RJK, L.L.C.; Zhong Mei, L.L.C.; Third Security Staff 2001 LLC; and New River Management II, L.P. Dr. Stein directly owns 559,983 shares of our common stock, not including shares subject to unexercised options, or approximately 13% of the outstanding shares of our common stock after the conversion of the Series A Preferred Stock. In addition, after the conversion of all of the Series A Preferred Stock, Mr. Kirk and his affiliates will own an aggregate of 2,762,627 shares of our common stock, or approximately 63% of the outstanding shares of our common stock. Together with Dr. Stein, Mr. Kirk and Mr. Kirk’s affiliates will hold approximately 76% of our outstanding common stock. Under Delaware law, Dr. Stein, Mr. Kirk and Mr. Kirk’s affiliates collectively own the requisite number of shares of our outstanding common stock to take action with respect to virtually any corporate matter without seeking the approval of any other stockholders. This means that, although Dr. Stein and Mr. Kirk have no agreement to act in concert, together they and Mr. Kirk’s affiliates could take such action by written consent and would be required to provide notice to the other stockholders only after they had taken such action. Although they presently have the ability to act without the consent of other stockholders, Mr. Kirk and Dr. Stein, as directors of Clinical Data, have fiduciary duties under Delaware law to all the stockholders of our company. Delaware law also imposes certain fiduciary duties on Mr. Kirk and Dr. Stein by virtue of their status as majority stockholders, and by virtue of Dr. Stein’s status as an officer of our company. Notwithstanding the foregoing, assuming Mr. Kirk, his affiliates and Dr. Stein sell all of the shares owned by them and registered for resale in this Registration Statement, Mr. Kirk, Mr. Kirk’s affiliates and Dr. Stein will together hold approximately 25% of the outstanding shares of our common stock and will not have the ability to act without the consent of other stockholders.

The price of our common stock is volatile and could cause investors to lose a substantial part of their investment.

The stock market in general and the stock prices of technology companies in particular, experience volatility, which has often been unrelated to the operating performance of any particular company or companies. Our common stock is lightly traded and its price could decline regardless of our company’s actual operating performance. Investors also could lose a substantial part of their investment as a result of industry or market-based fluctuations. If a more active public market for our common stock is not created, it may be difficult for stockholders to resell their shares. A number of additional factors also could cause the prevailing market prices of our common stock to fluctuate significantly and could adversely impact such prices and the ability of our company to raise additional equity capital. Such factors include but are not limited to the following:

  the timing of our announcements or of our competitors’ announcements regarding significant products, contracts or acquisitions;
  variations in results of operations;
  changes in earnings estimates by securities analysts;
  general economic and market conditions; and
  sales of substantial amounts of our common stock into the public market, or the perception that such sales might occur.

RISK FACTORS RELATING TO OUR BUSINESS AND OPERATIONS

The businesses of Clinical Data and Elan Diagnostics must be integrated.

There can be no assurance that we will be able to continue to successfully integrate the business of Elan Diagnostics into our business. In particular, we could have difficulty integrating Elan Diagnostics’ products and services into our operations, including integrating Elan Diagnostics’ reagent products with the instrumentation manufactured by Vital Scientific, our wholly owned Dutch subsidiary. Although Vital Scientific’s instruments have successfully performed with reagents produced by a number of different third-party manufacturers, and Elan Diagnostics’ reagents have successfully performed with instruments produced by a number of different third-party manufacturers, Elan Diagnostics’ reagent products must be validated on the instruments presently manufactured by Vital Scientific. The cost of obtaining such validation may be high and the process lengthy, with no assurance that such validation process may not necessitate changes in the formulation of the assays being developed. Any delay in obtaining such validation, or the necessity of changing the formulation of our assays could materially and adversely affect our cash flows and results of operations.

The businesses of Clinical Data, GPSI and Landmark must be integrated.

There can be no assurance that we will be able to continue to successfully integrate the businesses of GPSI and Landmark into our business. We believe Landmark’s business is similar to the line of business in which Clinical Data has been engaged historically. The acquisition of GPSI’s business, however, represents a shift by us into a different segment of the clinical diagnostics business – namely, the provision of management consulting services for clinical diagnostic laboratories. We could yet have difficulty assimilating GPSI’s and Landmark’s products and services into our operations. To address efficiency and overhead reduction we have moved all of Landmark and GPSI’s operations to Rhode Island. The move to Rhode Island could disrupt our business, distract our management and employees, increase expenses, and materially and adversely affect our cash flows and results of operations.

We have recently restructured our senior management team and we anticipate further changes to our senior management personnel.

We have recently restructured our senior management team by eliminating the position of Vice President of Manufacturing and Logistics, and terminating the employment of Vincent J. Maietta who served in that position. In addition, we recently appointed Garth Gardner to the position of  Senior Vice President and Chief Operating Officer.  Difficulties arising from the restructuring of our senior management team or in the recruitment and integration of our senior management personnnel could disrupt our business, distract our management and employees, and materially and adversely affect our results of operations.

We may not be able to successfully attract, retain and integrate new personnel.

To successfully integrate all of the businesses we acquired, we must retain our new personnel, attract additional highly qualified personnel, define their roles properly and implement new methods to utilize them effectively. We must also successfully integrate new members of our senior management team into all of our businesses. Difficulties arising from any of these efforts could disrupt our business, distract our management and employees, increase expenses, and materially and adversely affect our results of operations.

If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete such acquisition(s) or to integrate an acquired business or technology in a cost-effective manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. To this end, instead of developing them, from time to time we have acquired and may yet acquire additional complementary businesses, products, or technologies or may enter into cooperative ventures. We do not know if we will be able to complete such acquisitions, or whether we will be able to successfully integrate an acquired business, operate it profitably, or retain its key employees. Integrating any acquired business, product or technology, or any venture into which we may enter could be expensive and time-consuming and could disrupt our ongoing business, distract our management and materially and adversely affect our cash flows and results of operations.

If we are required to seek financing for an acquisition or other venture, or to enhance our working capital, we may not be able to obtain such additional financing on acceptable terms.

In order to finance any acquisitions or other ventures, or to enhance our working capital, we may need to raise additional funds through public or private equity or debt financings. In that event, we could be required to obtain financing on terms that are unfavorable to us and, in the case of equity or equity-linked financing, on terms that may result in dilution to our existing stockholders. If we cannot sell our securities or obtain additional financing on acceptable terms, we may not be able to:

  expand our product line and service offerings;
  hire and train new staff ;
  increase our sales and marketing presence in existing and new markets; or
  respond to competitive pressures or unanticipated requirements.

Our failure to do any of these things could seriously harm our financial condition by preventing us from being able to effectively grow our business or to take advantage of new business opportunities.

We may have difficulty managing our growth.

The management of our growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees at all levels of our company. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. Our future success is also heavily dependent upon the growth and acceptance of new products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, a key part of our strategy may not be successful.

We are dependent upon an asset-based line of credit for much of our working capital. That loan imposes conditions that could adversely affect us.

We used an asset-based line of credit to finance a portion of the assets we purchased from Elan Diagnostics. As of January 12, 2004, there was $1,542,027.44 outstanding on that line. This debt may adversely affect our future operations in several important ways, including the following:

  Our ability to obtain additional financing may be impaired;
  If we do not satisfy the financial covenants in the loan agreement we would be in default under our loan agreement and be required to immediately repay outstanding loan balances; and
  Because we do not have a fixed rate of interest for our loans, rising interest rates will increase our interest costs and reduce our earnings.

While we have not completed the valuation of the assets acquired and liabilities assumed in connection with the GPSI Merger, we have on a preliminary basis recorded significant goodwill and other intangible assets which may result in significant future charges against earnings if the goodwill and other intangible assets we recorded become impaired.

We have recorded $8.3 million of goodwill and other intangible assets in connection with our accounting for the GPSI Merger.  Under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we must assess at least annually whether the value of the goodwill and other intangible assets we have recorded has been impaired.  Any reduction or impairment of the value of the goodwill or other intangible assets we have recorded will result in a charge against earnings which could materially adversely affect our results of operations in future periods. In addition, it could reduce our ability to obtain necessary capital for our business and seriously harm our stock price.

Our international operations and sales expose us to foreign currency exchange rate fluctuation risks.

Our primary instrument manufacturing facility is located in The Netherlands. In fiscal 2002, prior to the Landmark Merger, GPSI Merger, and Elan Diagnostics asset acquisition, sales to customers outside the United States accounted for approximately 95% of our revenues. We anticipate that international sales will continue to account for a significant portion of our revenues.  Most of our sales to international distributors are denominated in Euros. To the extent that our sales and operating expenses are denominated in foreign currencies, our operating results may be adversely affected by changes in exchange rates.  We cannot predict whether such gains and losses will be material, nor can we predict the effect of exchange rate fluctuations on our future operating results.  For instance, between April 1, 2003, and September 30, 2003, the U.S. Dollar to Euro exchange rate varied between 1.19 and 1.05, or 13%. We sometimes engage in limited, invoice specific, foreign currency hedging transactions to reduce our risk, but we cannot assure you that any such hedging transaction will allow us to avoid any currency exchange rate fluctuation risks.

Our international operations and sales expose us to political and economic risks.

Our international operations and reliance on international sales expose us to foreign political and economic risks, including:

  regulatory approvals;

  import and export license requirements and restrictions;

  disruptions in international transport or delivery;

  difficulties in collecting receivables; and

  potentially adverse tax consequences.

If any of these risks materializes, our international sales could decrease and our foreign operations could suffer.

We are dependent upon certain key personnel.

We are highly dependent upon the principal members of our management, engineering and scientific staff, including Israel M. Stein, M.D., our Chairman, Chief Executive Officer and President. The loss of the service of any of these persons could seriously harm our product development and commercialization efforts.

We may incur significant costs to defend or establish our intellectual property and proprietary rights.

We cannot guarantee that the steps we have taken to protect our intellectual property and other proprietary rights will be adequate to deter misappropriation and we may need to spend additional resources in the future to protect our rights. The loss of revenue associated with any infringement or misappropriation of our patents, trade secrets, copyrights, trademarks or other proprietary rights could seriously harm our business. In addition, although we believe that our intellectual property and proprietary rights do not infringe the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. These claims could result in significant legal and other costs and may be a distraction to management. Any claims relating to our use of our patents and trademarks could result in significant costs to defend our use or in establishing replacement intellectual property rights.

Our products require government approval to be marketed.

We have obtained all necessary government approvals to market our current products in the United States and the European Union. However, we must obtain approval of certain European regulatory bodies and the Food and Drug Administration, or the FDA, to market any new products that we may develop. Domestically, certain of our products are classified as medical devices under the Food, Drug and Cosmetics Act. As such, if and when these products are offered for sale in the United States, these products will be subject to continuing regulation and oversight by the FDA. The cost of obtaining such approvals may be high and the process lengthy, with no assurance that such approvals will be obtained.

To date, neither the FDA nor the European medical regulatory bodies have developed industry-wide performance standards with respect to the safety and effectiveness of the products that we presently market. Although we intend to use reasonable efforts to comply with international standards, when and if developed, there can be no assurance that our products as currently configured will be in compliance. Any failure to receive and maintain approvals for our products, or noncompliance with any international performance standards promulgated in the future, could have a material adverse effect on our business. Furthermore, any material change in the existing rules and regulations or the adoption of any new regulations could adversely affect us.

Physician office laboratories must comply with government regulations.

Clinical laboratories, including physician office laboratories, or POLs, are subject to significant governmental regulation at the federal, state and sometimes local levels. These regulations govern licensure and operation of clinical laboratories, payment for laboratory services, health care fraud and abuse, security and confidentiality of health information, and environmental and occupational safety. While our historical diagnostic instrumentation business is not itself subject to these regulations as a manufacturer of diagnostic testing devices, our primary customer base is.

The Clinical Laboratory Improvement Amendments of 1988, or CLIA, extended federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. Pursuant to CLIA, clinical laboratories must meet quality assurance, quality control and personnel standards. Laboratories also must undergo proficiency testing and are subject to inspections. Standards for testing under CLIA are based on the complexity of the tests performed by the laboratory, with all tests classified as either high complexity, moderate complexity, or waived. We specialize in providing moderate complexity test products and consulting services for such testing, and POLs purchasing such products and services also require CLIA certificates to perform such testing. Any material change in the existing rules and regulations or the adoption of any new regulations could adversely affect us by making our customers less willing or able to remain in the business. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory's CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. The loss or suspension of a license, imposition of a fine or other penalties, or future changes in the CLIA law or regulations (or interpretation of the law or regulations) related to smaller labs could have a material adverse effect on our business.

We are further regulated by the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended. HIPAA includes standards of practice for the protection of the privacy of individually identifiable health information. Failure to comply with HIPAA could result in significant fines and criminal liability. In addition, future changes in federal, state or local regulations or policies (or in the interpretation of current regulations) could adversely affect our ability to sell products and services to POLs.

Physician office laboratories are dependent on third-party payers.

Future changes in federal, state and local regulations (or in the interpretation of current regulations) affecting government payment for clinical laboratory testing could have a material adverse effect on the profitability of POLs and would adversely affect the sale of our products and services. We are unable to predict what type of legislation, if any, will be enacted into law. In addition, changes in rates of reimbursement made by private insurers and other third-party payers may have a similar detrimental effect on our business.

Our reliance on a single supplier or a limited group of suppliers for certain products and components could cause production delays and a substantial loss of revenue.

We rely on outside vendors to manufacture many components and subassemblies. Certain components and subassemblies necessary for the manufacture of our instruments may be obtained from a sole supplier or limited group of suppliers, some of which are our competitors. Additional components, such as optical and electronic devices, are currently purchased in configurations specific to our requirements and, together with certain other components, such as computers, are integrated into our products. We maintain only a limited number of long-term supply agreements with our suppliers. Our reliance on a sole or a limited group of suppliers involves several risks, including an inadequate supply of required components and a loss of control over pricing and the timely delivery of components and subassemblies.

We believe that alternative sources could be obtained and qualified, if necessary, for most of our sole and limited source parts. However, if we are forced to seek alternative sources of supply or to manufacture such components or subassemblies ourselves, we may be required to redesign our systems. Such a redesign could prevent us from shipping our systems to customers on a timely basis. Some of our suppliers have limited financial and other resources. Any inability to obtain adequate deliveries, or any other circumstance that would restrict our ability to ship our products, could damage our relationships with current and prospective customers and significantly harm our business.

Manufacturing Problems or Delays Could Result in Lost Revenue.

We manufacture most of our instruments in Spankeren, The Netherlands, and most of our reagents in Brea, California. In addition, Landmark contracts with third party manufacturers to produce instruments sold under the Landmark Scientific brand. These manufacturing processes are complex and, as a result, any prolonged disruption in our manufacturing operations or the manufacturing operations of our third party manufacturers could seriously harm our ability to satisfy our customer order deadlines. If we cannot deliver our systems in a timely manner, our revenues will likely suffer.

As we develop new products, we must transition the manufacture of each new product from the development stage to commercial production. We cannot predict whether we will be able to complete such transitions on a timely basis and with commercially reasonable costs. We also cannot assure that manufacturing or quality control problems will not arise as we attempt to scale-up our production for any future new products or that we can scale-up manufacturing and quality control in a timely manner or at commercially reasonable costs. If we are unable to consistently manufacture our products on a timely basis due to these or other factors, our product sales will decline.

Intense competition could reduce our market share or limit our ability to increase market share, which could harm our financial performance.

The medical products industry is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry, which includes our medical instrumentation, reagent and consulting services businesses, is intense and expected to increase as new products, technologies and services become available and new competitors enter the market. Our competitors in the United States, Europe and Pacific-Asia are numerous and include, among others, large, multi-national diagnostic testing and medical products companies. Our future success depends upon maintaining a competitive position in the development of products, technologies and services in our areas of focus in POLs and smaller clinical laboratories. Our competitors may:

  develop technologies, products and services that are more effective than our products or services, or that render our technologies, products or services obsolete or noncompetitive;
  obtain patent protection or other intellectual property rights that would prevent us from developing our potential products; or
  obtain regulatory approval for the commercialization of their products more rapidly or effectively than we do.

Also, the possibility of intellectual property rights disputes with competitors holding domestic and foreign patent and other intellectual property rights may limit or delay expansion possibilities for our businesses. In addition, many of our existing or potential competitors have or may have substantially greater financial and managerial resources, research and development capabilities, and clinical, manufacturing, regulatory and marketing experience.

We rely on distributors for product sales and support.

Our sales are primarily made through distributors. We often rely upon distributors to provide customer support to the ultimate end users of our products. As a result, our success depends on the continued sales and customer support efforts of our network of distributors. The use of distributors involves certain risks, including risks that distributors will not effectively sell or support our products, or will be unable to satisfy financial obligations to us and cease their operations. Any reduction, delay or loss of orders from our significant distributors could harm our business. There can be no assurance that we will continue to engage qualified distributors, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

OTHER RISK FACTORS

Certain provisions of Delaware law and our Certificate of Incorporation and By-Laws may have certain anti-takeover effects.

Certain provisions of Delaware law and our Certificate of Incorporation, as amended, and our Amended and Restated By-Laws, may have anti-takeover effects. These provisions, which are summarized in the following paragraphs, may have the effect of discouraging a future takeover attempt which is not approved by our Board of Directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions also render the removal of our current Board of Directors more difficult.

Number of Directors; Removal; Filling Vacancies. Our By-Laws provide that the number of directors will be fixed from time to time by resolution of the stockholders or the Board of Directors and that the number of directors may be decreased at any time by the stockholders or a majority of the directors then in office, but only to eliminate vacancies existing by reason of the death, resignation, removal or expiration of the term of one or more directors. The By-Laws also permit directors to fill any vacancy occurring in the Board of Directors by a vote of the majority of the directors then in office, although less than a quorum, or by a sole remaining director. Moreover, the By-Laws provide any one or more or all of the directors may be removed, with or without cause, by the holders of a majority of the shares of stock then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series. These provisions would prevent a stockholder with less than a majority interest from removing a director unless such stockholder had first obtained adequate support from a sufficient number of other stockholders and allow a majority of the incumbent directors to fill any vacancies on the Board, not already filled by the stockholders, without approval of stockholders until the next annual meeting of stockholders at which directors are elected.

Vote Requirement for Calling Special Meeting. Our By-Laws permit the President or the Board of Directors to call a special meeting of stockholders. This provision would prevent a stockholder from calling a special meeting to consider a merger or other transaction unless such stockholder had first obtained adequate support from management or the Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our By-Laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. The By-Laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude, delay or discourage stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment of the By-Laws. Our Certificate of Incorporation and By-Laws authorize the Board of Directors to alter, amend or repeal the By-Laws or adopt new by-laws by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present. The By-Laws permit stockholders to alter, amend or repeal the By-Laws or adopt new by-laws by the affirmative vote of the holders, present in person or by proxy, of two-thirds of the shares of the stock entitled to vote at any regular or special meeting of stockholders, provided that notice of such alteration, amendment, repeal or adoption of new by-laws is stated in the notice of any such special meeting. These provisions would prevent a stockholder with less than a two-thirds interest from altering, amending or repealing any By-Law or adopting any new by-law unless such stockholder had first obtained adequate support from a sufficient number of other stockholders, but would permit a majority of the directors to take such action without approval of stockholders.

Statutory Business Combination Provision. We are subject to the provisions of Section 203 of the Delaware General Corporation Law which provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in the person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by the holders of at least 66 2/3% of the corporation’s outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment does not become effective until 12 months after the date it is adopted. Neither our Certificate of Incorporation, as amended, nor our By-Laws contain any such exclusion.

AVAILABILITY OF ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room in Washington, D.C. located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

The SEC requires us to incorporate by reference in this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all shares offered by this prospectus are sold:

  Annual Report on Form 10-KSB, as amended, except for Item 7 which has been updated by the Current Report on Form 8-K dated December 12, 2003, for the year ended March 31, 2003.

  Quarterly Reports on Form 10-QSB for the quarters ended June 30, 2003, and September 30, 2003.

  Current Reports on Form 8-K dated April 10, 2003, April 29, 2003, May 12, 2003, July 7, 2003, July 14, 2003 (on Form 8-K/A which amended Form 8-K filed April 29, 2003), September 26, 2003, October 7, 2003, and December 12, 2003.

  Definitive Proxy Statement on Schedule 14A filed on August 19, 2003.

  The description of our common stock contained in our registration statement on Form 8-A filed on July 27, 1984, including any amendment or report subsequently filed for the purpose of updating the description.

This prospectus is part of a registration statement on Form S-3 (Registration No. 333-111347) filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement. You should read the Registration Statement for further information about Clinical Data and our common stock. You may request a copy of these filings at no cost. Please direct your requests to Caesar J. Belbel, Esquire, Vice President and General Counsel, Clinical Data, Inc., One Gateway Center, Suite 411, Newton, Massachusetts (telephone (617) 527-9933, extension 41).

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

USE OF PROCEEDS

We will not receive any proceeds from the resale of shares covered by this prospectus. We will pay all costs of the offering including the costs of registration.

SELLING STOCKHOLDERS

The following table lists each person who may resell shares pursuant to this prospectus and, in addition, sets forth:

  the number of shares of outstanding common stock beneficially owned by each prior to the offering;

  the total number of shares of common stock registered for sale by each in the offering; and

  the total number of shares of common stock owned by each after the offering, assuming each sells all of the shares registered for his or her benefit in the offering.

Name	Outstanding Shares(1) Owned Before Offering	Total Shares Registered for Resale (2)	Outstanding Shares Owned After Offering And Percentage Ownership (3)
Steven Frank	34,260	34,260	0
Audrey Ping Ting Ho	182,280	182,280	0
Joseph Kirk	3,990	3,990	0
Estate of Jay Kirk	790	790	0
Julian Kirk	5,610	5,610	0
Randal J. Kirk	2,762,627 (4)	2,026,650 (5)	735,977(6)
Israel M. Stein, M.D.	559,983(7)	200,000	359,983(7)
Doit or Melody Koppler	680	680	0
A. Willard Lester Irrevocable Trust, Wachovia Bank, Trustee	30,410	30,410	0
Autumnstar LLC	27,720	27,720	0
Randall G. Newberry	33,580	33,580	0
Gary Oberlender	8,380	8,380	0
Linda Z. Oberlender	8,380	8,380	0
Lawrence and Shirley Olon	1,330	1,330	0
Joseph and Beatrice Riccardo	36,530	36,530	0
James and Carla Short	1,070	1,070	0
Marcus E. Smith	40,400	40,400	0
Estate of Ward Teel	11,330	11,330	0
R. Lee Talbot	11,210	11,210	0
Lee Dillon	4,670	4,670	0
Steven Kirk	540	540	0
AG Edwards, Custodian For J. F. Merritt	1,470	1,470	0
Christopher Renouf	540	540	0
Church of Jesus Christ of Latter Day Saints	540	540	0
Robert and Mara Patzig	140	140	0
TOTAL STOCK	3,768,460	2,672,500	1,095,960

Other than as set forth below, no selling stockholder has held a position as a director or executive officer or has had a material employment relationship with the Company within the past three years. Israel M. Stein, M.D., has been the Company’s Chairman of the Board, President and Chief Executive Officer since 1972. Randal J. Kirk has been a Director of the Company since 2002. Mr. Kirk (and entities affiliated with him) has been a stockholder of Clinical Data since November 1999. Additionally, Mr. Kirk (and entities affiliated with him) was the controlling stockholder of both Landmark and GPSI prior to our mergers with these companies. Ms. Ho, who was President and a director of both Landmark and GPSI, served as Senior Vice President and Chief Operating Officer of the Company from April 29, 2003 to January 5, 2004.

(1) Includes all outstanding shares beneficially owned by the stockholder, including, in the case of Mr. Kirk, his affiliates, and Dr. Stein, certain shares not registered for sale under this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2) Includes outstanding shares registered for resale under this prospectus.

(3) Assumes the sale of all shares offered by this prospectus. After the offering is complete and assuming all shares registered under this prospectus are sold, Mr. Kirk (and entities affiliated with him) will continue to own approximately 17% of our outstanding common stock, and Dr. Stein will continue to own approximately 8% of our outstanding common stock.

(4) Includes 433,410 shares owned by Kirkfield, L.L.C ("Kirkfield"), 579,883 shares owned by RJK, L.L.C. ("RJK"), 33,091 shares owned by Zhong Mei, L.L.C. ("Zhong Mei"), 555,162 shares owned by New River Management II, L.P. ("New River") and 112,890 shares owned by Third Security Staff 2001 L.L.C. ("Third Security"). Mr. Kirk is deemed to have beneficial ownership of all shares owned by Kirkfield, RJK, Zhong Mei, New River and Third Security.

(5) Includes 377,160 shares owned by Kirkfield, 480,850 shares owned by RJK, 23,880 shares owned by Zhong Mei, 416,820 shares owned by New River and 112,890 shares owned by Third Security. Mr. Kirk is deemed to have beneficial ownership of all shares owned by Kirkfield, RJK, Zhong Mei, New River and Third Security.

(6) Reflects shares acquired through open market purchases and held by Mr. Kirk (and entities affiliated with him) prior to the consummation of the Landmark Merger, the GPSI Merger and acquisition of assets from Elan Diagnostics.

(7) Excludes 45,418 shares held in joint tenancy with Dr. Stein’s wife as to which Dr. Stein disclaims beneficial ownership. Also excludes 89,375 shares issuable upon the exercise of currently exercisable stock options.

PLAN OF DISTRIBUTION

We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders. The selling stockholders may offer and sell shares from time to time. In addition, a selling stockholder's donees, pledgees, transferees and other successors in interest may sell shares received from a named selling stockholder after the date of this prospectus. In that case, the term "selling stockholders" as used in this prospectus includes such donees, pledgees, transferees and other successors in interest. The selling stockholders will act independently of Clinical Data in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq SmallCap Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by way of any legally available means, including in one or more of the following transactions:

  a block trade in which a broker-dealer engaged by a selling stockholder attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus; and
  ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers.

Transactions under this prospectus may or may not involve brokers or dealers. The selling stockholders may sell shares directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in selling shares. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents also may receive compensation in the form of discounts, concessions or commissions from the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

To our knowledge, the selling stockholders have not, as of the date of this prospectus, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers for the sale of shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. To our knowledge, the selling stockholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the shares covered by this prospectus.

In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also:

Ÿ sell shares short and redeliver the shares to close out these short positions;

Ÿ enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or financial institution of the shares, which the broker- dealer or financial institution may resell or otherwise transfer under this prospectus;

Ÿ loan or pledge the shares to a broker-dealer or other financial institution that may sell the shares so loaned under this prospectus upon a default; or

Ÿ sell shares covered by this prospectus that qualify for sale under Rule 144 under the Securities Act pursuant to that Rule rather than under this prospectus.

The selling stockholders and any broker-dealers participating in the sale of shares covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales of such shares. Any commission, discount or concession received by a broker-dealer and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling stockholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as fees and disbursements for legal counsel retained by any selling stockholder.

A supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act to include additional disclosure before offers and sales of the securities in question are made.

The selling stockholders and any other persons participating in a distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder, including Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of the shares by the selling stockholders and other persons participating in a distribution of the shares. Furthermore, under Regulation M, persons engaged in a distribution of the shares are prohibited from simultaneously engaging in market making and certain other activities with respect to the shares for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares offered hereby. We have notified the selling stockholders that they will be subject to applicable provisions of the Exchange Act and its rules and regulations, including, among others, Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders. Rule 102 under Regulation M provides, with some exceptions, that it is unlawful for the selling stockholders or their affiliated purchasers to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the selling stockholders or affiliated purchasers have a beneficial interest, any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the above may affect the marketability of the shares of our common stock. To the extent required by law, we may require the selling stockholders, and their brokers, if applicable, to provide a letter that acknowledges compliance with Regulation M under the Exchange Act before authorizing the transfer of the selling stockholders' shares of our common stock.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered in this prospectus will be passed upon for us by Eckert Seamans Cherin & Mellott, LLC, One International Place, Boston, MA 02110.

EXPERTS

The financial statements and the related financial statement schedule as of and for the year ended March 31, 2003, incorporated in this prospectus by reference from the Current Report on Form 8-K of Clinical Data, Inc., dated December 12, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the reclassification of previously reported segment information), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements and the related financial statement schedule as of and for the year ended March 31, 2002, incorporated in this prospectus by reference from the Current Report on Form 8-K of Clinical Data, Inc., dated December 12, 2003, have been audited by Deloitte & Touche Accountants, independent auditors, as stated in their report, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the reclassification of previously reported segment information), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheets of Elan Diagnostics, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholder’s equity (deficit), and cash flows for the years then ended incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Clinical Data, Inc. (formerly Novitron International, Inc.) have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The report of KPMG refers to a change in the method of accounting for goodwill.

The consolidated balance sheets of Group Practice Services Incorporated (formerly Clinical Chemistry Holdings, Inc.) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Clinical Data, Inc. (formerly Novitron International, Inc.) have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheets of Landmark Scientific, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Clinical Data, Inc. (formerly Novitron International, Inc.) have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The report of KPMG refers to a change in the method of accounting for goodwill.